UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

2110 Powers Ferry Road, Suite 450, Atlanta Georgia, USA, 30339

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K of GameSquare Holdings, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date:	April 17, 2023	By:	/s/ Justin Kenna
		Name:	Justin Kenna
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2023, and 2022
99.2	Management’s Discussion and Analysis for the three and six months ended February 28, 2023, and 2022
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO